[Letterhead of Alon USA Partners, LP]

November 15, 2012

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alon USA Partners, LP

Registration Statement on Form S-1

File No. 333-183671

Ladies and Gentlemen:

On behalf of Alon USA Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on November 19, 2012, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact Gillian Hobson (713) 758-3747 of Vinson & Elkins L.L.P.

*        *        *         *        *

Securities and Exchange Commission

November 15, 2012

Very truly yours,

Alon USA Partners, LP

By:	/s/ James Ranspot
Name:	James Ranspot
Title:	Chief Legal Counsel—Corporate and Secretary

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)
Gillian Hobson (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)
Paul Eisman (Alon USA Partners, LP)